December 17, 2007
Mr. Daniel Morris
Attorney-Advisor
Office of the Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TRW Automotive Holdings Corp.
Definitive 14A
Filed March 30, 2007
File No. 001-31970
Dear Mr. Morris:
     On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated December 10, 2007, relating to the Company’s above-referenced Proxy Statement (the “2007 Proxy Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold below.
1.	We note your response to prior comment 1. Please confirm that you will include in future filings the information contained in the first two paragraphs of your supplemental response to prior comment 1.

We will include in future filings the information contained in the first paragraph of our response letter dated September 21, 2007 (to prior comment 1).

2.	The disclosure in the third paragraph of your response to prior comment 1 appears to be internally inconsistent. Specifically, you state that you have not directly engaged a compensation consultant, yet you refer to the company’s “annual engagement” of Mercer. Please include clarifying language in your response letter and, if applicable, in future filings.

The disclosure in the second paragraph of our response letter dated September 21, 2007 (to prior comment 1) is correct. As set forth on page 9 of the 2007 Proxy Statement, the Compensation Committee has not directly engaged a compensation consultant since 2004 when it engaged Mercer to assist in the formulation of a compensation program for TRW’s top five executives and

Mr. Daniel Morris
Division of Corporate Finance
Securities and Exchange Commission
December 17, 2007

the next most senior 34 executives. As set forth on page 9 of the 2007 Proxy Statement, management annually engages Mercer to survey market compensation with respect to executives in companies of comparable size. Our Chief Executive Officer uses this data when recommending executive compensation to the Compensation Committee. We will include in future filings clarifying language regarding the difference in engagement of compensation consultants by management and by the Compensation Committee.

3.	While we note your response to prior comment 2, we re-issue the comment. To the extent you are benchmarking compensation of your named executive officers, please identify in future filings the companies included in each compensation survey relied upon by the company for benchmarking purposes. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

To the extent practicable, we will identify in future filings the companies included in each compensation survey relied upon by the company for benchmarking purposes. To the extent the number of companies included a survey is too voluminous to permit disclosure, we will disclose, among other things, (i) the source of the survey, (ii) the number of companies included in such survey, and (iii) the industry and revenue ranges of companies included in such survey.

4.	We note your response to prior comment 3 which included information related to your compensation targets or guidelines. Please confirm that you will include this information in future filings. Further, please confirm that you will disclose in future filings where actual payments fall within targeted parameters or guidelines and explain why, to the extent applicable, actual compensation was outside a targeted percentile range.

We will include in future filings the information set forth in our response letter dated September 21, 2007 (to prior comment 3). We will disclose in future filings where actual compensation fell within a targeted range and explain why, to the extent applicable, actual compensation was outside a targeted range.

5.	We note your response to prior comment 4. Please confirm that you will comply with the comment in future filings.

We will include in future filings the information set forth in our response letter dated September 21, 2007 (to prior comment 4).

Mr. Daniel Morris
Division of Corporate Finance
Securities and Exchange Commission
December 17, 2007

6.	While we note your response to prior comment 5, we re-issue the comment. Please confirm that you will, in future filings, more fully address the discretion exercised by the compensation committee with respect to your compensation programs. Further, to the extent that discretion is exercised based on certain factors, please discuss with specificity how each factor impacted the final compensation determination.

We will, in future filings, more fully address the discretion exercised by the compensation committee with respect to our compensation programs. Furthermore, to the extent that discretion is exercised based on certain factors, we will identify those factors and, if applicable, highlight the more important of those factors.

7.	We note your response to prior comment 8. Please confirm that you will comply with the comment in future filings.

We will include in future filings the information set forth in our response letter dated September 21, 2007 (to prior comment 8).

8.	While [we] note your response to prior comment 10, we re-issue the prior comment. Please confirm that you will include in future filings additional disclosure regarding the relationship (or lack of relationship, as applicable) between your termination and severance arrangements and current compensation decisions. In addition, please confirm that you will explain why you continue to believe that your current benefit levels are appropriate.

We will include in future filings additional disclosure regarding the relationship (or lack of relationship, as applicable) between our termination and severance arrangements and current compensation decisions. Furthermore, we will explain why we continue to believe that our current benefit levels are appropriate.
If you have any questions or comments on our response, please contact me at 734.855.2603.

Sincerely,
/s/ David L. Bialosky
David L. Bialosky
Executive Vice President and General Counsel TRW Automotive Holdings Corp.